EXHIBIT 99.11

Disclosure of Transactions in Own Shares

Paris, December 13, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 6, 2018 to December 12, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06.12.2018	1,198,293	47.8414	57,328,015	XPAR
06.12.2018	234,305	47.9739	11,240,525	CHIX
06.12.2018	89,980	47.7928	4,300,396	TRQX
06.12.2018	77,118	47.8124	3,687,197	BATE
07.12.2018	286,633	47.9673	13,749,011	XPAR
07.12.2018	36,485	48.0247	1,752,181	CHIX
07.12.2018	22,769	48.0226	1,093,427	TRQX
07.12.2018	22,438	48.0567	1,078,296	BATE
10.12.2018	701,725	47.7428	33,502,316	XPAR
10.12.2018	110,000	47.7944	5,257,384	CHIX
10.12.2018	50,000	47.7943	2,389,715	TRQX
10.12.2018	50,000	47.7542	2,387,710	BATE
11.12.2018	393,651	47.8859	18,850,332	XPAR
11.12.2018	29,723	47.7609	1,419,597	CHIX
11.12.2018	17,349	47.8430	83,028	TRQX
11.12.2018	17,779	47.8586	850,878	BATE
12.12.2018	495,405	48.4167	23,985,875	XPAR
12.12.2018	72,399	48.3422	3,499,927	CHIX
12.12.2018	30,529	48.4362	1,478,709	TRQX
12.12.2018	25,165	48.4375	1,218,930	BATE
Total	3,961,746	47.9335	189,900,449

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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